Exhibit 3.3

AMENDMENT NO 1. TO

BYLAWS

OF

GRANDE COMMUNICATION HOLDINGS, INC.

The Bylaws of Grande Communication Holdings, Inc. (the “Bylaws”) are hereby amended as follows:

1. Section 2.2 shall be amended to read as follows:

Unless directors are elected by written consent in lieu of an annual meeting, the Corporation shall hold annual meetings of stockholders, on such date and at such time as shall be designated from time to time by the Board of Directors, the Chairperson, the Chief Executive Officer or the President, at which stockholders shall elect directors to succeed those whose terms expire at the time of the annual meeting and transact such other business as may properly be brought before the meeting. If a written consent electing directors is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

2. Section 3.2 shall be amended to read as follows:

The number of directors which shall constitute the whole board shall not be fewer than one (1) nor more than ten (10). The board shall initially consist of eight (8) directors. Thereafter, within the limits above specified, the number of directors shall be determined by resolution of the Board of Directors.

The directorships (i.e. the particular seats on the Board of Directors) shall be classified into three classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. The initial term of office of the Class I directors will expire at the 2005 annual meeting of stockholders; the initial term of the Class II directors will expire at the 2006 annual meeting of stockholders; and the initial term of office of the Class III directors will expire at the 2007 annual meeting of stockholders. Beginning with the 2005 annual meeting of stockholders and at each annual meeting of stockholders thereafter, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. A director shall hold office until the director’s successor is elected and qualified or until the director dies, resigns or is removed.

2. Section 3.3 shall be amended to read as follows:

The Board of Directors shall nominate candidates to stand for election as directors; and other candidates also may be nominated by any Corporation stockholder, provided such other nomination(s) are submitted in writing to the Secretary of the Corporation no later than 90 days prior to the meeting of stockholders at which such directors are to be elected, together with the identity of the nominator and the number of shares of the Corporation’s stock owned, directly or indirectly, by the nominator. The directors whose terms expire at the time of the annual meeting shall be elected at the annual meeting of the stockholders, except as provided in Section 3.4 hereof, and each director elected shall hold office until such director’s successor is elected and qualified or until the director’s earlier death, resignation or removal. Directors need not be stockholders.

2